UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                      to

Commission file number 001-33653

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE FIFTH THIRD BANCORP 401(K)

SAVINGS PLAN

38 Fountain Square Plaza, Cincinnati, Ohio 45202

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIFTH THIRD BANCORP

38 Fountain Square Plaza, Cincinnati, Ohio 45202

FINANCIAL STATEMENTS AND EXHIBITS

The following financial statements and exhibits are filed as part of this annual report:

Exhibit 23	Consent of Independent Registered Public Accounting Firm.

Exhibit 99	Financial Statements and Notes to Financial Statements as of and for the years ended December 31, 2015 and 2014, and Supplemental Schedule as of December 31, 2015, and Report of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Fifth Third Bancorp Pension, Profit Sharing and Medical Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE FIFTH THIRD BANCORP 401(K) SAVINGS PLAN

Date: June 28, 2016	By:	/s/ Teresa J. Tanner
Teresa J. Tanner
Member, Pension, Profit Sharing and Medical Plan Committee